Filed by Timmins Gold Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Capital Gold Corp.

Commission File No.: 333-172161

TIMMINS

GOLD CORP

TIMMINSGOLD.COM TSXV:TMM

GOLD PRODUCTION

IN MEXICO

TIMMINS GOLD CORP

# Cautionary Note Regarding Forward Looking Statements

Certain statements and other information included in this presentation constitute forward-looking statements. All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management's expectations with respect to, among other things, re-rating upside, future market capitalization or share price, expected production or cash costs, reserves and resources, business and financial prospects, future trends, plans, strategies, objectives and expectations, including with respect to production, cash costs, exploration, drilling and events or future operations following the proposed combination with Capital Gold. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Timmins' control, which could cause actual results to differ materially from such forward-looking statements. Forward-looking statements are generally identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, (1) Capital Gold or its shareholders failure to accept Timmins' proposal, vote against the Gammon deal or replace the Capital Gold board, (2) Timmins shares having a market value lower than expected, (3) the businesses of Timmins and Capital Gold not being integrated successfully or such integration being more difficult, time-consuming or costly than expected, (4) the expected benefits from the transaction not being fully realized or realized within the expected time frame, (5) the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, (6) disruption from the proposed transaction making it more difficult to maintain relationships with employees and suppliers, (7) market prices, (8) exploitation and exploration successes, (9) cost of gold and silver production including changes in or the availability of supplies and consumables, (10) the recovery of gold and silver from the leach pads and (11) continued availability of capital and financing, and general economic, market or business conditions. Timmins disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable law. The forward-looking statements in this presentation are based on certain assumptions and analyses made by Timmins in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors Timmins believes are appropriate in the circumstances. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although Timmins believes these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CGC's acceptance of Timmins' proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Timmins shares, future production and cash costs, the ability to realize of reserves, the ability to successfully integrate Capital Gold within expected time frames and costs, and realize the expected benefits from the combination of Timmins and Capital Gold and Timmins ability to maintain relationships with employees and suppliers during the course of the proposed transaction.

2

TIMMINS
GOLD CORP

# Corporate Overview

- Canadian based gold production and development Company
- Positioned for long term growth with large portfolio of gold prospects in Mexico
- "Flagship project" San Francisco Gold Mine in full commercial production
- Timmins Gold is meeting and exceeding expectations
- Undervalued within its peer group
- Corporate objectives include:
  - Steady production at San Francisco
  - Extensive drilling to increase reserves and life of mine
  - Advance exploration on other gold properties: Timm Claims, Cocula and Norma
  - Completion of strategic acquisition



***Strong production ramp up has led to increased ounces and decreased costs***

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TIMMINS GOLD CORP

## Management and Board of Directors

| Senior Management | Board of Directors |
| --- | --- |
| **Arturo Bonillas**, P.Eng - President, Director | Arturo Bonillas, P.Eng |
| **Bruce Bragagnolo**, LLB - Chief Executive Officer, Director | Bruce Bragagnolo, LLB |
| **Eugene Hodgson**, BA - Chief Financial Officer, Director | Barry Fraser, LLB (Chair) |
| **Miguel Soto**, P.Eng - Chief Operating Officer, Director | Eugene Hodgson, BA |
| **Alfredo Barraza**, B.Sc., P. Eng - Mine Manager | Miguel Soto, P.Eng |
| **Miguel Bonilla**, CPA - Vice President Finance | Larry Dick, PHD, P.Eng |
| **Alex Tsakumis**, BA - Vice President, Corporate Development | Frank Cordova, PHD, Law |
| **Daniel Niosi**, P.Eng - Senior Mining Engineer | |

*Company's strength is derived from a strong operations team on the ground in Mexico*

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TIMMINS

GOLD CORP

5Share Structure –March 1, 2011

Share Price and Volume, March 1, 2011

TSX Venture Exchange TMM

Common Shares 137,049,161

Options@ $0.77 6,062,500

Warrants@ $0.80 2,000,000

Fully Diluted 145,111,661

MarketCapitalization 340,000,000

CurrentPrice $2.42

52	Week Range $1.18-$2.74

Working Capital $9,000,000

Share Ownership

Management& Insiders

Institutional Holdings

Sprott

Pacific Roads

Baker Steel

RBC Capital 14%

45%

TIMMINS

GOLD CORP

Property Portfolio

Timmins controls over 160,000 hectares of claims in the highlyprolific Northern Sonora Gold District, Mexico.

Several other high-potential gold projects one of which is contiguousto Goldcorp’s Penasquito Gold Mine(17 million ozs gold) in Zacatecas

Mexico recognized as a top Mining Jurisdiction with a well established mining infrastructure, labour force, favourable tax regime, stable economy and government.

Timmins Gold has well established relationships in the Mexican mining industry andgovernment.

250,000 Hectare Land Package in Mexico, Focused on Gold

TIMMINS

GOLD CORP

7San Francisco Gold Mine –Overview

100% owned open pit heap leach operation

45,000 hectare land package

Significant exploration and growth potential

Step out drilling expanding deposit to the NW, SW, and SE

Geochemical, geophysical and structural surveys point to larger deposit

Gold reserve of 780,000 ounces (34,932,000 tonnes @ 0.695 g/t Au)

San Francisco Main Pit

# Desirable Location – Sonora, Mexico

- Well developed infrastructure
- Skilled local labour force from neighboring communities
- Sufficient water rights and concessions
- Power access from grid
- Strong community relations and sustainability programs in place



LEACHED ORE
MAIN HIGHWAY
PROCESS PLANT, LAB, OFFICES
PANAMERICAN RAIL LINE
ESTACION LLANO TOWN
MAINTENANCE FACILITIES
OPEN PIT

With the **commercial production milestone reached**, Timmins Gold is now focused on drilling outside the current limits of the pit to expand the reserves at the San Francisco Gold Mine.

Timmins Gold has also commenced exploration on its other Mexican gold/silver prospects.

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TIMMINS

GOLD CORP

9Production

ADR gold plant capacity at 120,000 oz/yr

Contract miner (Peal of Spain) –well capitalized and reputable

Production during ramp up: Q1(11,319), Q2 (15,680), Q3 (20,030)*November 30, 2010, NI 43 -101 Technical Report and Mine Plan by Micon International Limited of Toronto

TIMMINS

GOLD CORP

Crushing / Leaching

New Secondary and Tertiary crushing system built with expansion capabilities

Commercial production commenced April 1, 2010

Leach extraction achieving projected recovery rate of 70%

TIMMINS

GOLD CORP

11Greater Recoveries

Crush Size on Old Heaps

Crush Size on New Heaps

?Crushing:Fully operational at approximately 14,000 t/d; growth to 18,000 t/d by summer 2011

?Crush size control: 100 % minus  1/2 inch rock shall increase recoveries above 70%

TIMMINS

GOLD CORP

12Production Reached –First Gold Pour (Dec. 2009)

?First dore bar consisted of 46 kilograms containing 1,152.70 ounces of gold and 228.28 ounces of silver

TIMMINS

GOLD CORP

San Francisco Gold Mine Reserve & Resource Estimate

Category MetricTons

x 1000 Gold

g/t Contained Gold

Ounces

Measured 19,089 0.797 489,000

Indicated 23,442 0.658 495,000

TotalMeasured + Indicated 42,531 0.720 984,000

Inferred 10,308 0.628 208,000

Reserve increase of 28% from previous resource on limited step-out drill program

Ore Type MetricTons

x 1000 Gold

g/t Contained GoldOunces

Proven 17,194 0.756 418,000

Provable 17,738 0.635 362,000

Total 34,932 0. 695 780,000

Mineral Resource Estimate (0.131g/t Au Cut-off grade)

Mineral Reserve Within the San Francisco Pit Design at August 31, 2010

TIMMINS

GOLD CORP

Operating Results14

ProductionStatistics Third Quarter

December 31, 2010 Second Quarter

September30, 2010 First Quarter

June 30, 2010

Total Material Mined (000’s mt) 5,777 4,969 5,091

Ore to Leach Pads (mt) 1,208,678 1,090,768 905,296

Ore to Leach Pads per day (mt) 13,430 11,856 9,948

Ore Grade –Au (g/t) 0.939 g/t 0.817 g/t 0.718 g/t

OuncesGold Sold 20,030 15,690 11,290

Ounces Silver Sold 10,699 7,948 6,54

Operating Cost per ounce sold US $439 US $515 US $697

Costs have continued to decrease each quarter to below the $489 projection

TIMMINS

GOLD CORP

Financial Highlights

Third Quarter

December 31, 2010 Second Quarter

September 30, 2010 FirstQuarter

June 30, 2010

Revenue $27.9 million $20.3 million $14.3 million

Income from Operations $15.8 million $6.1 million $0.9 million

Net Income (loss) $7.5 million $3.6 million($4.1million)

Earnings(loss) Per Share $0.05 $0.03($0.03)

TIMMINS GOLD CORP

# Exploration - Geological Setting

- The San Francisco Property is located within the Sierra Madre Occidental metallogenic province which extends along western Mexico from Sonora to Jalisco
- Situated in a belt of metamorphic rocks that hosts multi-million ounce deposits along the Mojave-Sonora Megashear
- Major N-W trending structures control mineralization at San Francisco and continue beyond the final pit limits


Mesa
N
Tucson
Picacho Mine
(2.5 M Oz Au)
American girl Mine
MOJAVE - SONORA MEGASHEAR
GULF OF CALIFORNIA
Baja California
La Herradura Mine
La Choya Mine
El Chanate Mine
(1 M Oz Au)
Cerro Colorado
Milpillas
(Cu)
Cananea
(Cu)
Santa Gertrudis
SAN FRANCISCO
(1.3 M Oz Au)
Mined and Resource
Sonora

***Regional Setting of the San Francisco Property***

**Drilling NW of the San Francisco pit has returned gold intersections similar to those encountered within the known ore body**

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TIMMINS

GOLD CORP

Mineralization Trends, Other Potential Drill Targets

Gold targets identified from geophysics and

Sampling north of San Francisco pit.

Multipletargetsidentifiedwithinthe45,000hectareclaimspackage

TIMMINS

GOLD CORP

Drill Program Extending Pit18

12km

Resource expanding in direction of drilling to the NE and SW of pit.

TIMMINS

GOLD CORP

2010 Drilling Highlights

?Recent drilling around the pit has returned highly encouraging results

?Results indicate gold mineralization extends 250 meters beyond the pit to the NW, SW and SE

?500 meter step-out confirms the major mineralized structure has a known width of over 1.2 kilometers

?This structural zone presents high priority exploration targets which will be further explored by the ongoing drill program

?$20 million drilling planned in 2011

?Drilling from July 2010 onward not included in recent reserves or resources

In 2010, Timmins drilled 622 holes totaling over 66,807 meters of drilling

TIMMINS

GOLD CORP

20TIMM Claims –Zacatecas, Mexico

?Over 45,000 hectare land package staked

?Contiguous to Goldcorp’s Penasquito golddeposit (17.0m oz Au)

?20 km NW of Goldcorp’s Camino Rojo Project (3.44m oz Au, 60.7m oz Ag)

?Geological setting similar to Penasquito deposit

21TIMM Claims –Zacatecas, Mexico

View of Penasquito Mine at the end of Mazapil

town at middle plane of the picture

Above right is an outcrop of breccia marble. Below right

is an outcrop of sandstone affected by felsic intrusion.

In both cases the samples returned gold and silver

assays of interest (over 1g/t Au and up to 450 g/t Ag).

Cocula Property - Jalisco, México



The Cerro Colorado pit , the widest mineralized zone identified, trenches along strike of the main structure to access old underground workings

Quartz stockwork with high gold values developed within oxidized breccia cap in the Cerro Colorado pit



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TIMMINS
GOLD CORP

Cocula Property - Jalisco, México


N
CONCESSION STATUS
Timmins concessions
Concessions no belonging Timmins.
Quila (Fraction under option)
gold structural trend
Graphic Scale
0
5
kilometers

- A mineral trend of 900m long with gold and silver mineralization in a quartz stockwork system within an oxidized breccia
- Discovery occurs on eastern flank of a magnetic high within the 25 km magnetic trend
- Highlights of 26 hole 1,974 meter R/C drill program completed late 2008:
  - RC-01: 37.5 m of 1.30g/t Au and 13 g/t Ag
  - RC-09: 54 m of 0.72 g/t Au and 10 g/t Ag
  - RC-10: 37.5 m of 1.20 g/t Au and 13 g/t Ag
- 539 hectares staked along SE projection of the same structural trend to cover 2,000 m along strike of the same trend to complete 3,000 m of the regional structure with potential ore shoots of gold and silver mineralization

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TIMMINS
GOLD CORP

# Norma, Patricia, Picacho and New Claims - Sonora, Mexico


TMM FRACC 3
TMM FRACC 2
TMM FRACC 1
EL CHANATE
TMM FRACC 1
N
PIMA
DULCE 1
NORMA
PIMA SUR
TIMMINS
SAN FRANCISCO MINE
EL PICACHO
EL PICACHO
PATRICIA
EXPLANATION
Timmins Gold Corp Concessions
Capital Gold El Chanate Mine
Graphic Scale
0
10
kilometers

***Capital Gold's El Chanate Mine located 65 kms away***

**Norma:**
16,000 hectares with mineral exposures along 6 km. On trend with the principal San Francisco Mineralization. **First phase drill Program** complete.

**Patricia:**
Gold Mineralization in quartz veins and stockwork affecting volcanics and Jurassic sediments.

**El Picacho:**
Gold mineralization in a thrust fault (low angle) and in metamorphic rocks including granite and gneiss.

**General Exploration:**
Prospecting for gold occurrences to generate new exploration targets within the favorable belt .

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TIMMINS

GOLD CORP

Objectives for 2011SAN FRANCISCO GOLD MINE

?Steady production 100,000 ounces Au/yr

?Achieve cash costs of $489 per ounce

?Extensive step out drilling to expand resources and lifespan at the mineOTHER PROPERTIES

?Exploration on Timm Claims

?Drilling at Norma and Patricia Claims

?Additional land package and drilling at Cocula

M & A

?Complete acquisition of Capital Gold Corp.

TIMMINS

GOLD CORP

Proposed Merger With Capital Gold Corp.

?Capital Gold –based in New York City and trades on TSX and AMEX

?Main asset is the El Chanate Gold Mine in Sonora Mexico (65 kms from San Francisco Mine)

?Open pit heap leach operation expected to produce 60,000 oz/Au in 2011 at a US $470/oz cash cost

?Modeled on Gammon Merger Agreement but with the following changes

?Exchange Ratio to be 2.27 TMM shares for each Capital Gold share

?The Combined Company would be 50.5% owned by the shareholders of Capital Gold and 49.5%by the shareholders of Timmins Gold

Timmins has filed unsolicited F4 Registration Statement , definitive Proxy and Consent Statements with SEC

TIMMINS GOLD CORP

# Proposed Merger With Capital Gold Corp.

**Why Merge?**

- The Combined Company will be a Mexico-focused, Mid-Tier Gold Producer, expected to have:
  - 2011 (E) gold production of ~ 160,000 oz. Au
  - Combined Proven and Probable Reserves of ~ 2.2 million oz Au (and growing)
  - Cash operating costs between US $470 and US $489 /oz. Au
- The Combined Company will benefit from:
  - Re-rating upside potential
  - Stronger market presence, liquidity, trading volume
  - Larger market Cap > $700 million (BEFORE potential re–rating)
  - Management team with track record of building shareholder value
  - Experienced operation team based in the region
  - Enhanced exploration opportunities throughout the district

***Merger of Timmins Gold and Capital Gold will form a mid-tier, low cost Mexico-focused gold producer***

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TIMMINS
GOLD CORP

# Analyst Coverage



| Firm | Analyst |
|---|---|
| Canaccord Genuity | Nick Campbell |
| Casimir Capital | Wayne Atwell |
| Jennings Capital | Stuart McDougall |
| MGI Securities | Mark Pais |
| M Partners | Marc Johnson |
| National Bank | Tara Hassan |

Timmins Gold Corp. is followed by the analyst listed above. Please note that any opinions, estimates or forecasts regarding Timmins Gold's performance made by analysts are theirs alone and do not represent opinions, forecasts or predictions of Timmins Gold or its management. Timmins Gold does not by its reference above or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations.

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TIMMINS

GOLD CORP

Summary

Management Operating team in Mexico has proven its abilityto meetobjectives.

Mine / Infrastructure Past producing gold mine with established processing plant

Land package Several gold properties with strong exploration upside

Simple Structure 100% owned projects, no royalties

Cash Flow Positive cash flow from operations will drive future growth

Gold Price High prices support increased revenues / reserve expansion

Key Shareholders Sprott, Pacific Road, Baker Steel, Precious Capital, RBC, Gordon Group

First Gold Pour 3 years after IPO (July 2006).

# Cautionary Note Regarding Mineral Reserve Estimates

Timmins is subject to the reporting requirements of the applicable Canadian securities laws, and as a result we report our mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by the SEC Industry Guide 7 ("Guide 7"). This presentation includes reserves reported in accordance with Guide 7 and also includes reserves and resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report "resources" in accordance with NI 43-101. While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this presentation concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In addition, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the SEC.

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# Important Information

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation relates to a business combination transaction with Capital Gold proposed by Timmins Gold. This material is not a substitute for the prospectus/offer to exchange Timmins Gold has filed with the SEC regarding the exchange offer and will send or give to Capital Gold stockholders when the exchange offer is commenced or for any other document which Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold stockholders in connection with the exchange offer. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. Such documents, as well as solicitation statements relating to the Consent Solicitation and the Proxy Solicitation, are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, or at the web site maintained by the Canadian securities regulators at www.sedar.com, or by directing a request to Timmins Gold at Suite 520—609 Granville Street, Vancouver, BC, Canada V7Y-1G5 or at www.timmins.com.

Timmins Gold and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Capital Gold's shareholders in respect of the proposed transaction with Capital Gold. Information regarding Timmins Gold's directors and executive officers will be available in a prospectus/proxy statement Timmins Gold filed with the SEC and Canadian securities regulators regarding the proposed transaction.. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or other documents filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

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TIMMINS

GOLD CORP

TIMMINSGOLD.COM TSXV:TMM

Default;Safe HarborWinston Hartle32For More Information: Alex P. Tsakumis, Vice President Corporate DevelopmentTel: 604.638.8976 Mobile: 778.996.3395alex@timminsgold.comwww.timminsgold.com